November 20, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Jennifer Thompson

Re:	Boardwalk Pipeline Partners, LP Comment Letter dated November 7, 2014 Form 10-K for the fiscal year ended December 31, 2013, Filed February 24, 2014, and
Form 10-Q for the quarterly period ended September 30, 2013, Filed October 29, 2013 File No. 001-32665

VIA EDGAR FILING AND FACSIMILE TRANSMISSION – 202-772-9202

Dear Ms. Thompson:

This letter sets forth the responses of Boardwalk Pipeline Partners, LP, a Delaware limited partnership (the “Company” or the “Registrant”), to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by the letter (the “Comment Letter”) dated November 7, 2014 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2013 (File No. 001-32665) (the “2013 Form 10-K”) and Form 10-Q for the quarterly period ended September 30, 2013 (File No. 001-32665) (the “2013 Form 10-Q”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.  References in the text of the responses herein to captions and page numbers are to the captions and pages numbers in the respective Report.  Capitalized terms used in this letter and not otherwise defined herein have the meanings given to them in the respective Report.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
November 20, 2014

Form 10-Q for the Period Ended September 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 42

1.
We note your response to comment 2 in our letter dated September 11, 2014. As indicated by the difference in the September 30, 2013 payout ratio based on GAAP cash flows from operations less maintenance capital expenditures and the payout ratio based on Distributable Cash Flow, it appears that cash flows from your operations were not sufficient to fully fund your year-to-date September 30, 2013 cash distributions and these cash distributions were partially funded by the sale of your operating assets. We acknowledge your disclosures regarding the decline in the price you could charge for transportation on your pipelines and the changes in the industry that led to that situation. We also acknowledge your disclosure that these changes had negatively affected and were expected to continue to negatively affect your revenues, EBITDA and distributable cash flows. However, we do not see how these disclosures conveyed to your investors that your cash distributions were being partially funded by the sale of your operating assets. We also do not see where you explained management’s expectation as to whether fourth quarter operating cash flows would be sufficient to support the cash distribution on an annual basis or whether funding from other sources such as the sale of assets would continue to be necessary. Please tell us where you made these disclosures. If you did not make these disclosures, explain to us in more detail how you determined it was not necessary to acknowledge the fact that cash generated by your operations was not sufficient to support your cash distributions in order to meet Item 303 of Regulation S-K’s objective to discuss any known trends or uncertainties that are reasonably likely to result in your liquidity changing in any material way.

Response: As disclosed under “Our Cash Distribution Policy” described in Item 5 of each of the Registrant’s Annual Reports on Form 10-K, the Registrant is required to distribute on a quarterly basis its “available cash,” as defined in its partnership agreement, which includes, in brief, all cash and cash equivalents on hand less any cash reserves. The Registrant has broad discretion to determine the appropriate cash reserves for any quarter, taking into account both short and longer term needs of the business. In determining the amount of available cash, and thus the amount of its

Ms. Jennifer Thompson
United States Securities and Exchange Commission
November 20, 2014

quarterly distribution, the Registrant reviews many factors, but does not place emphasis on operating cash flows for the current quarter or year-to-date.
At the time of filing the third quarter 2013 Form 10-Q, the Registrant had sufficient liquidity, in the form of operating cash flows, borrowing capacity under its revolving credit facility, and other sources as permitted under its partnership agreement. As previously disclosed, in the first quarter of 2014, the Registrant decided to increase its cash reserves, and therefore reduce its available cash and distributions on behalf of its common units. The Registrant’s decision at that time to allocate a significantly larger portion of its cash flows and other sources of liquidity to fund growth opportunities and reduce leverage was driven by negative developments in the gas storage markets which became known to the Registrant in the fourth quarter of 2013, after the Registrant had filed the 2013 Form 10-Q, together with the longer-term trends in the Registrant’s core natural gas transportation business that have been discussed in the MD&A (primarily under the heading “Market Conditions and Contract Renewals”) and Risk Factors sections of the Registrant’s Annual and Quarterly reports during the past several years.
With regard to the comments concerning sales of assets by the Registrant, in 2013, as in several prior years, the Registrant received cash proceeds from sales of assets, primarily gas held in storage, which were included in available cash for the relevant periods. The sales and proceeds were clearly disclosed by the Registrant in its quarterly and annual reports, as well as in earnings press releases and on earnings conference calls. In the third quarter of 2013, these proceeds were disclosed on the face of the statements of cash flows, in the notes to the financial statements, under “Changes in cash flow from investing activities” within the “Liquidity and Capital Resources” section of the 2013 Form 10-Q, and as a separate line item within the reconciliation of Adjusted EBITDA to distributable cash flow provided with the Registrant’s earnings release for that quarter. Each year in its Annual Report on Form 10-K the Registrant also discloses, as an accompaniment to the Selected Financial Data disclosures, proceeds from the sale of operating assets as a separate line item on the reconciliation of Adjusted EBITDA to distributable cash flow.
The Registrant believes that it has adequately disclosed and discussed in its annual and quarterly reports, including the 2013 Form 10-Q, all of the known trends and uncertainties affecting its business as the same relate to its financial position, results of operations, cash flows and liquidity.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
November 20, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Overview, page 29

Market Conditions and Contract Renewals, page 29

2.
We note your response to comment 4 in our letter dated September 11, 2014. In future filings, please also disclose the amount of revenue from firm contracts generated in the then-current fiscal year. For example, in your fiscal year 2014 Form 10-K, please disclose the actual firm contract revenues for fiscal year 2014 as well as the committed firm revenues for fiscal years 2015 and 2016. We believe this disclosure is meaningful for investors to compare current year firm contract revenue to future years and compute the portion of current year revenue that was generated outside of firm contracts.

Response: The Registrant included the disclosures described in the Comment in its Form 10-Q for the quarterly period ended September 30, 2014. The Registrant will include similar disclosures when it files its Annual Report on Form 10-K for the year ended December 31, 2014.

Capital Expenditures, page 31

3.
We note your response to comment 8 in our letter dated September 11, 2014. Since you classify entire projects, rather than individual assets, as maintenance capital expenditures or growth capital expenditures, it appears that you may have some capital expenditures with elements of both maintenance and growth that are classified entirely as growth capital expenditures. For example, as part of a project you may replace an asset that needs repair or needs to be retired with a new asset that allows for greater throughput than the original asset. Please confirm our understanding, or if our understanding is not correct, explain this matter to us in more detail. If our understanding is correct, please quantify in future filings the amount of growth capital expenditures that had elements of both maintenance and growth. We believe this provides important information to your investors in light of your partnership agreement’s distinction between distributions of available cash from operating surplus and distributions of available cash from capital surplus.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
November 20, 2014

Response: The Registrant’s growth projects are generally connected to or involve existing assets. At times, the scope for a growth project may require the modification of existing assets. The Registrant considers capital expenditures associated with the modification of existing assets in the context of a growth project to be growth capital to the extent that the modification would not have been made in the absence of the overall growth project without regard to the condition of the existing assets. To date, the Registrant’s growth projects have not included a material amount of expenditures that have elements of both maintenance and growth capital. To the extent future growth projects include material amounts of such expenditures, and those amounts are separately identifiable, the Registrant will disclose those amounts.

Ms. Jennifer Thompson
United States Securities and Exchange Commission
November 20, 2014

***

The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Although the Registrant is, of course, amenable to enhancing its disclosures in the context of the Comment Letter and the Staff’s follow-up comments, if any, these responses should not be considered an indication that the Registrant believes any disclosures in the captioned 2013 Form 10-K and 2013 Form 10-Q filings were inadequate or incorrect in any material aspect.

If you have any questions or further comments, please feel free to contact me at 713-479-8082.

Very truly yours,
By:	/s/ Jamie L. Buskill
Jamie L. Buskill
Senior Vice President, Chief
Financial and Administrative
Officer and Treasurer